July 1, 2009

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

RE:	Forward Funds

File Nos. 033-48940/811-06722

Post-Effective Amendment No. 63

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 63 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 63 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended. Post-Effective Amendment No. 63 is being filed to add the Forward Tactical Growth Fund as a new series of the Trust.

Post-Effective Amendment No. 63 is being filed pursuant to Rule 485(a)(2) under the 1933 Act, and it is proposed that Post-Effective Amendment No. 63 will become effective 75 days after the date of filing. The Trust hereby undertakes to file a post-effective amendment pursuant to Rule 485(b) under the 1933 Act on or before the effective date of Post-Effective Amendment No. 63 for the purposes of filing required exhibits and/or completing certain registration statement disclosures.

Please contact me at (949) 442-6027 with any questions or comments.

Sincerely,

/s/Joseph P. Kelly

Joseph P. Kelly

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer

Mary Curran, Secretary, Forward Funds

Douglas Dick, Dechert LLP

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